

Mail Stop 7010

April 6, 2007

By U.S. Mail and Facsimile

Mr. Jerry W. Fanska
Senior Vice President – Finance and Treasurer
Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, Kansas 66205

> **Re:** **Form 10-K for the Fiscal Year Ended January 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2006**
> **Form 10-Q for the Fiscal Quarter Ended July 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2006**
> **File No. 000-20578**

Dear Mr. Fanska:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, Jennifer Thompson, Senior Staff Accountant, at (202) 551-3737 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief